Exhibit 99.1

Brookfield Infrastructure Partners L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 (U.S. DOLLARS IN MILLIONS)

Brookfield Infrastructure Partners L.P. (the “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry or other characteristics, tend to appreciate in value over time. Our current operations consist of utility businesses, transport and energy businesses and freehold timberlands in North and South America, Australasia and Europe.

Brookfield Asset Management Inc. (“Brookfield”) has an approximate 30% interest in Brookfield Infrastructure. Brookfield Infrastructure has appointed Brookfield as their Manager to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	June 30, 2012	December 31, 2011
Assets
Cash and cash equivalents		$128	$153
Accounts receivable and other		318	215
Inventory		92	87
Financial assets		107	23

Current assets		645	478

Property, plant and equipment	4	5,100	4,073
Intangible assets	5	2,931	2,924
Standing timber	6	2,876	2,890
Investments in associates	7	1,581	1,400
Goodwill		607	591
Investment properties		194	194
Financial assets (non-current)		149	114
Other assets (non-current)		229	200
Deferred income tax assets		31	405

Total assets		$14,343	$13,269

Liabilities and partnership capital
Accounts payable and other		$459	$370
Non-recourse borrowings	8	1,252	145
Financial liabilities		122	11

Current liabilities		1,833	526

Corporate borrowings		377	—
Non-recourse borrowings (non-current)	8	4,097	4,740
Financial liabilities (non-current)		228	234
Other liabilities (non-current)		440	300
Deferred income tax liabilities		1,284	1,560
Preferred shares		20	20

Total liabilities		8,279	7,380

Partnership capital
Non-controlling interest		1,994	1,683
Limited partners’ capital	11	3,541	3,539
General partner capital	11	19	19
Retained earnings		102	260
Reserves		408	388

Total partnership capital		6,064	5,889

Total liabilities and partnership capital		$14,343	$13,269

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2012	2011	2012	2011
Revenues		$493	$428	$944	$818
Direct operating costs		(271)	(235)	(511)	(437)
General and administrative expenses		(22)	(15)	(42)	(28)
Depreciation and amortization expense		(54)	(31)	(103)	(56)

		146	147	288	297
Interest expense		(96)	(82)	(191)	(165)
Share of (losses) earnings from investments in associates	7	(32)	12	(31)	24
Fair value adjustments		(12)	(18)	(18)	(23)
Other (expense) income		(27)	26	(49)	21

(Loss) income before income tax		(21)	85	(1)	154
Income tax recovery (expense)		14	(27)	17	(25)

Net (loss) income		(7)	58	16	129
Less: Net income attributable to non-controlling interests		(19)	(32)	(28)	(58)

Net (loss) income attributable to partnership		$(26)	$26	$(12)	$71

Net (loss) income per partnership unit		$(0.14)	$0.17	$(0.06)	$0.45

Calculation of Limited partners’ interest in net (loss) income attributable to partnership:
Net (loss) income attributable to partnership		$(26)	$26	$(12)	$71
Less: General partner interest		(4)	—	(8)	—

Limited partners’ interest in net (loss) income		(30)	26	(20)	71

(Loss) earnings per unit:
Basic and diluted (loss) earnings per unit attributable to:
Limited partners		$(0.16)	$0.17	$(0.11)	$0.45

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

	For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, UNAUDITED	2012	2011	2012	2011
Net (loss) income for the period	$(7)	$58	$16	$129

Other comprehensive (loss) income:
Revaluation of property, plant and equipment	—	—	5	—
Foreign currency translation	(67)	92	21	136
Cash flow hedges	(33)	13	(17)	(5)
Net investment hedges	7	(30)	(1)	(44)
Available-for-sale securities	5	—	5	—
Other[1]	—	—	(1)	—
Taxes on the above items	8	—	6	—
Investments in associates	26	(5)	11	(2)

	(54)	70	29	85

Comprehensive (loss) income	$(61)	$128	$45	$214

Attributable to:
Non-controlling interest	$12	$50	$37	$82
General partner	4	1	8	1
Limited partners	(77)	77	—	131

1.	Other reserves relate to unrealized actuarial losses.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners’									General Partner
			Reserves							Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED June 30, 2012	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale securities	Other reserves[1]	Revaluation surplus	Hedges (losses) gains	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of March 31, 2012	$3,540	$19	$198	$230	$199	$(80)	$(44)	$—	$10	$162	$(24)	$3	$2	$1,947	$6,162

Net (loss) income	—	—	(30)	—	—	—	—	—	—	—	—	4	—	19	(7)
Other comprehensive (loss) income	—	—	—	—	(61)	7	(23)	5	—	—	25	—	—	(7)	(54)

Comprehensive (loss) income	—	—	(30)	—	(61)	7	(23)	5	—	—	25	4	—	12	(61)
Distributions to unitholders	—	—	(69)	—	—	—	—	—	—	—	—	(4)	—	—	(73)
Issuance of partnership units	1	—	—	—	—	—	—	—	—	—	—	—	—	—	1
Acquisition of interests (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—	57	57
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(22)	(22)

Balance as of June 30, 2012	$3,541	$19	$99	$230	$138	$(73)	$(67)	$5	$10	$162	$1	$3	$2	$1,994	$6,064

1.	Other reserves relate to unrealized actuarial gains.

			Limited Partners’								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED THREE MONTHS ENDED JUNE 30, 2011	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves[1]	Revaluation surplus	Hedges gains (losses)	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of March 31, 2011	$2,881	$19	$290	$6	$188	$(56)	$(2)	$11	$32	$4	$3	$—	$1,569	$4,945
Net income	—	—	26	—	—	—	—	—	—	—	—	—	32	58
Other comprehensive income (loss)	—	—	—	—	81	(30)	6	—	—	(6)	—	1	18	70

Comprehensive income (loss)	—	—	26	—	81	(30)	6	—	—	(6)	—	1	50	128
Distributions to unitholders	—	—	(49)	—	—	—	—	—	—	—	—	—	—	(49)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(57)	(57)

Balance as of June 30, 2011	$2,881	$19	$267	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,562	$4,967

1.	Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

			Limited Partners’									General Partner
			Reserves							Investments in Associates
US$ MILLIONS, UNAUDITED SIX MONTHS ENDED June 30, 2012	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Available- for-sale securities	Other reserves[1]	Revaluation surplus	Hedges (losses) gains	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2011	$3,539	$19	$257	$228	$120	$(72)	$(53)	$—	$10	$155	$(2)	$3	$2	$1,683	$5,889

Net (loss) income	—	—	(20)	—	—	—	—	—	—	—	—	8	—	28	16
Other comprehensive income (loss)	—	—	—	2	18	(1)	(14)	5	—	7	3	—	—	9	29

Comprehensive (loss) income	—	—	(20)	2	18	(1)	(14)	5	—	7	3	8	—	37	45
Distributions to unitholders	—	—	(138)	—	—	—	—	—	—	—	—	(8)	—	—	(146)
Issuance of partnership units	2	—	—	—	—	—	—	—	—	—	—	—	—	—	2
Acquisition of interests (Note 3)	—	—	—	—	—	—	—	—	—	—	—	—	—	318	318
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(44)	(44)

Balance as of June 30, 2012	$3,541	$19	$99	$230	$138	$(73)	$(67)	$5	$10	$162	$1	$3	$2	$1,994	$6,064

1.	Other reserves relate to unrealized actuarial gains.

			Limited Partners’								General Partner
			Reserves						Investments in Associates
US$ MILLIONS, UNAUDITED SIX MONTHS ENDED JUNE 30, 2011	Limited partners’ capital	General partner capital	Retained earnings	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Other reserves[1]	Revaluation surplus	Hedges gains (losses)	Retained earnings	OCI	Non- controlling interest	Total partnership capital
Balance as of December 31, 2010	$2,881	$19	$293	$6	$155	$(42)	$11	$11	$32	$1	$4	$—	$1,552	$4,923
Net income	—	—	71	—	—	—	—	—	—	—	—	—	58	129
Other comprehensive income (loss)	—	—	—	—	114	(44)	(7)	—	—	(3)	—	1	24	85

Comprehensive income (loss)	—	—	71	—	114	(44)	(7)	—	—	(3)	—	1	82	214
Distributions to unitholders	—	—	(97)	—	—	—	—	—	—	—	(1)	—	—	(98)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	(72)	(72)

Balance as of June 30, 2011	$2,881	$19	$267	$6	$269	$(86)	$4	$11	$32	$(2)	$3	$1	$1,562	$4,967

1.	Other reserves relate to unrealized actuarial gains.

The accompanying notes are an integral part of these financial statements.

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BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three month period ended June 30		For the six month period ended June 30
US$ MILLIONS, UNAUDITED	Notes	2012	2011	2012	2011
Operating Activities
Net (loss) income		$(7)	$58	$16	$129
Adjusted for the following items:
Earnings (loss) from investments in associates, net of distributions received	7	48	4	54	(8)
Depreciation and amortization expense		54	31	103	56
Fair value adjustments		12	18	18	23
Provisions and other items		27	(22)	48	(17)
Deferred tax (expense) recovery		(22)	26	(26)	23
Change in non-cash working capital, net		(11)	14	16	38

Cash from operating activities		101	129	229	244

Investing Activities
Acquisition of subsidiaries, net of cash acquired		(14)	—	(69)	—
Investment in associates	7	(209)	(10)	(211)	(13)
Additions to long lived assets, net of disposals		(178)	(143)	(342)	(215)
Investment in financial assets		(80)	—	(80)	—
Settlement of foreign exchange contracts, net		2	(30)	11	(36)

Cash used by investing activities		(479)	(183)	(691)	(264)

Financing Activities
Distribution to unitholders		(73)	(49)	(146)	(98)
Corporate borrowings		345	114	377	199
Subsidiary borrowings		138	12	250	57
Subsidiary distributions to non-controlling interest		(22)	(57)	(44)	(72)

Cash from financing activities		388	20	437	86

Cash and cash equivalents
Change during the period		10	(34)	(25)	66
Impact of foreign exchange on cash		(1)	9	—	14
Balance, beginning of period		119	259	153	154

Balance, end of period		$128	$234	$128	$234

The accompanying notes are an integral part of these financial statements.

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NOTES TO UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD OF JANUARY 1, 2012 TO JUNE 30, 2012

1.	ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Brookfield Infrastructure Partners L.P. (the “partnership”) owns and operates utility businesses, transport and energy businesses and timber assets in North and South America, Australasia, and Europe. The partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. The partnership’s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. The registered office is 73 Front Street, Hamilton, HM 12, Bermuda.

2.	SUMMARY OF ACCOUNTING POLICIES

a)	Statement of Compliance

These interim condensed and consolidated financial statements of the partnership and its consolidated subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies Brookfield Infrastructure adopted in its consolidated and combined financial statements as of and for the year ended December 31, 2011. The accounting policies the partnership adopted in its financial statements as of and for the year ended December 31, 2011 are disclosed in Note 3 of Brookfield Infrastructure’s annual consolidated and combined financial statements as of and for the year ended December 31, 2011, with which reference should be made to in reading these interim condensed and consolidated financial statements.

These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of the partnership on August 14, 2012.

b)	Future Changes in Accounting Policies

i)	Consolidated Financial Statements, Joint Arrangements and Disclosures

In May 2011, the IASB issued three standards: IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), and amended two standards: IAS 27, Separate Financial Statements (“IAS 27”), and IAS 28, Investments in Associates and Joint Ventures (“IAS 28”). Each of the new and amended standards has an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted if all the respective standards are also early adopted.

IFRS 10 replaces IAS 27 and SIC-12, Consolidation of Special Purpose Entities (“SIC-12”). The consolidation requirements previously included in IAS 27 have been included in IFRS 10, whereas the amended IAS 27 sets standards to be applied in accounting for investments in subsidiaries, joint ventures, and associates when an entity elects, or is required by local regulations, to present separate (non-consolidated) financial statements. IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12. An investor must possess the following three elements to conclude it controls an investee: power over the investee, exposure or rights to variable returns from involvement with the investee, and the ability to use power over the investee to affect the amount of the investor’s returns. IFRS 10 requires continuous reassessment of changes in an investor’s power over the investee and changes in the investor’s exposure or rights to variable returns. Brookfield Infrastructure is currently evaluating the impact of IFRS 10 and the amendments to IAS 27 on its condensed and consolidated financial statements.

IFRS 11 supersedes IAS 31, Interests in Joint Ventures (“IAS 31”) and SIC-13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 is applicable to all parties that have an interest in a joint arrangement. IFRS 11 establishes two types of joint arrangements: joint operations and joint ventures. In a joint operation, the parties to the joint arrangement have rights to the assets and obligations for the liabilities of the arrangement, and recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRSs. In a joint venture, the parties to the arrangement have rights to the net assets of the arrangement and account for their interest using the equity method of accounting under IAS 28, Investments in Associates and Joint Ventures.

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IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. Brookfield Infrastructure is currently evaluating the impact of IFRS 11 and the amendments to IAS 28 on its condensed and consolidated financial statements.

IFRS 12 integrates the disclosure requirements of interests in other entities and requires a parent company to disclose information about significant judgments and assumptions it has made in determining whether it has control, joint control, or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. An entity should also provide these disclosures when changes in facts and circumstances affect the entity’s conclusion during the reporting period. Entities are permitted to incorporate the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12. Brookfield Infrastructure is currently evaluating the impact of IFRS 12 on its condensed and consolidated financial statements.

ii)	Fair Value Measurements

IFRS 13, Fair Value Measurement (“IFRS 13”) establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will be extended by IFRS 13 to cover all assets and liabilities within its scope. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Brookfield Infrastructure is currently evaluating the impact of IFRS 13 on its condensed and consolidated financial statements.

iii)	Income taxes

In December 2010, the IASB made amendments to IAS 12, Income Taxes (“IAS 12”) that are applicable to the measurement of deferred tax liabilities and deferred tax assets where investment property is measured using the fair value model in IAS 40, Investment Property (“IAS 40”). The amendments introduce a rebuttable presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale. Similar amendments have been made to introduce a presumption that non-depreciable property measured using the revaluation model in IAS 16, Property Plant and Equipment (“IAS 16”) is recovered through sale. These amendments to IAS 12 are effective for annual periods beginning on or after January 1, 2012.

iv)	Presentation of Items of Other Comprehensive Income

The amendments to lAS 1, Presentation of Financial Statements (“IAS 1”) retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to lAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis. The amendments to lAS 1 are effective for annual periods beginning on or after July 1, 2012. Brookfield Infrastructure is currently evaluating the impact of amendments to IAS 1 on its condensed and consolidated financial statements.

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v)	Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) is a multi-phase project to replace IAS 39. IFRS 9 introduces new requirements for classifying and measuring financial assets. In October 2010 the IASB reissued IFRS 9, incorporating new requirements on accounting for financial liabilities and carrying over from IAS 39 the requirements for de-recognition of financial assets and financial liabilities. In December 2011, the IASB issued “Mandatory Effective Date of IFRS 9 and Transition Disclosures”, which amended the effective date of IFRS 9 to annual periods beginning on or after January 1, 2015, and modified the relief from restating comparative periods and the associated disclosures in IFRS 7, Financial Instruments: Disclosures. Early adoption is permitted. The IASB intends to expand IFRS 9 to add new requirements for impairment of financial assets measured at amortized cost and hedge accounting. On completion of these various phases, IFRS 9 will be a complete replacement of IAS 39. Brookfield Infrastructure is currently evaluating the impact of IFRS 9 on its condensed and consolidated financial statements.

3.	ACQUISITION OF BUSINESS

a)	North American Gas Storage Business

On April 25, 2012, Brookfield Infrastructure acquired a 22% interest in Warwick Gas Storage LP, its North American gas storage business, for consideration of $16 million through a Brookfield sponsored infrastructure fund. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the majority of the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $1 million were expensed at the acquisition date.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred:

US$ MILLIONS
Cash	$16

Consideration	$16

Fair value of assets and liabilities acquired as at April 25, 2012 (provisional)1:

US$ MILLIONS
Cash and cash equivalents	$2
Property, plant and equipment	126
Accounts payable and other	(3)
Non-recourse debt	(17)
Financial liabilities	(31)
Deferred income tax liability	(4)

Net assets acquired before non-controlling interest	73

1.	The fair values of the acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

No goodwill arose on acquisition as the consideration transferred by Brookfield Infrastructure equalled its share of the fair value of the North American gas storage business.

Brookfield Infrastructure’s results from operations for the three and six months ended June 30, 2012 include $1 million of revenue and $1 million of net loss from the North American gas storage business.

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b)	Colombian Regulated Distribution Operation

On January 27, 2012, Brookfield Infrastructure acquired a 17% interest in Empresa de Energia de Boyacá S.A., its Colombian regulated distribution operation, for consideration of $55 million through a Brookfield sponsored infrastructure fund, as a platform to build a broad based electricity business in Colombia. Concurrently, Brookfield Infrastructure entered into a voting arrangement with an affiliate of Brookfield, providing Brookfield Infrastructure with the right to elect the Board of Directors of the entity thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidates the entity. Acquisition costs of $7 million were expensed at the acquisition date.

The following summarizes the major classes of consideration transferred and the assets acquired and liabilities assumed at the acquisition date:

Consideration transferred:

US$ MILLIONS
Cash	$55

Consideration	$55

Fair value of assets and liabilities acquired as at January 27, 2012 (provisional)1:

US$ MILLIONS
Financial assets	4
Property, plant and equipment	633
Accounts payable and other	(13)
Non-recourse borrowings	(172)
Deferred income tax liability	(152)

Net assets acquired before non-controlling interest, excluding goodwill	300

1.	The fair values of the acquired assets, liabilities and goodwill for this operation have been determined on a provisional basis, pending finalization of the post-acquisition review of the fair value of the acquired net assets.

The excess of the consideration transferred by Brookfield over its share of the fair value of the Colombian regulated distribution operations’ net assets was recognized on the Statement of Financial Position as follows:

US$ MILLIONS
Consideration paid	$55
Consideration paid by non-controlling interest	261

Total consideration paid	316
Fair value of net assets acquired before non-controlling interest	(300)

Goodwill arising on acquisition	16

The goodwill recorded on acquisition represents the expected growth arising from its position as an incumbent in a fragmented electricity distribution industry in a region with emerging coal, steel and cement industries. None of the goodwill recognized is expected to be deductible for income tax purposes.

Brookfield Infrastructure’s results from operations for the three and six months ended June 30, 2012, include $54 million and $87 million of revenue, respectively, and $2 million and $2 million of net income, respectively, from the Colombian regulated distribution operation.

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Had the North American gas storage business and Colombian regulated distribution operation business combinations been effective January 1, 2012, the revenue of Brookfield Infrastructure from continuing operations would have been $949 million and the net loss attributable to the partnership would have been $11 million for the six months ended June 30, 2012. Brookfield Infrastructure considers these pro-forma numbers to represent an approximate measure of the performance of the combined group on an annualized basis and to provide a reference point for comparison in future periods. In determining the pro-forma revenue and net income attributable to the partnership, management has:

•

Calculated depreciation of property, plant and equipment acquired on the basis of the fair values at the time of the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements;

•	Based borrowing costs on the funding levels, credit ratings and debt/equity position of Brookfield Infrastructure after the business combination; and

•	Excluded transaction deal costs of the acquiree as a one-off pre-acquisition transaction.

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4.	PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utility Assets	Transport & Energy Assets	Timberland Assets	Total Assets
Gross carrying amount:
Balance at January 1, 2011	$765	$1,860	$560	$3,185
Additions (disposals)	94	455	(2)	547
Reclassified from held for sale	151	—	—	151
Revaluation adjustments	13	241	19	273
Net foreign currency exchange differences	(27)	1	(7)	(33)

Balance at December 31, 2011	996	2,557	570	4,123
Additions	47	283	2	332
Acquisition through business combination (Note 3)	633	126	—	759
Net foreign currency exchange differences	14	10	—	24

Balance at June 30, 2012	$1,690	$2,976	$572	$5,238

Accumulated depreciation:
Balance at January 1, 2011	$(31)	$(18)	$(5)	$(54)
Depreciation expense	(27)	(63)	(2)	(92)
Revaluation adjustments	35	35	—	70
Net foreign currency exchange differences	21	3	2	26

Balance at December 31, 2011	(2)	(43)	(5)	(50)
Depreciation expense	(33)	(54)	(1)	(88)

Balance at June 30, 2012	$(35)	$(97)	$(6)	$(138)

Net book value:
December 31, 2011	$994	$2,514	$565	$4,073

June 30, 2012	$1,655	$2,879	$566	$5,100

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5.	INTANGIBLE ASSETS

US$ MILLIONS	Conservancy right[1]	Concession arrangements[2]	Total
Gross carrying amount:
Balance at January 1, 2011	$332	$2,575	$2,907
Additions	—	20	20
Reclassified from held for sale	—	37	37
Net foreign exchange differences	(2)	(7)	(9)

Balance at December 31, 2011	330	2,625	2,955
Additions	—	10	10
Net foreign exchange differences	4	8	12

Balance at June 30, 2012	$334	$2,643	$2,977

Accumulated amortization:
Balance at January 1, 2011	$—	$(4)	$(4)
Amortization expense	—	(28)	(28)
Net foreign exchange differences	—	1	1

Balance at December 31, 2011	—	(31)	(31)
Amortization expense	—	(15)	(15)

Balance at June 30, 2012	$—	$(46)	$(46)

Net book value:
December 31, 2011	$330	$2,594	$2,924

June 30, 2012	$334	$2,597	$2,931

1

The conservancy right was acquired as part of the acquisition of Brookfield Infrastructure’s UK port operation in 2009 and was recorded at its fair value. The conservancy asset recognized is not amortized as it is a right in perpetuity with an indefinite life, but is subject to an annual impairment review.

2

Concession arrangements primarily consist of the service concession arrangement at Brookfield Infrastructure’s Australian coal terminal operation. The service concession is awarded by governmental authorities in that jurisdiction and it allows for the use and operation of the Australian coal terminal. The terms and conditions of access to the Australian coal terminal’s services, including tariffs that can be charged to the users, are regulated by the Queensland Competition Authority. Brookfield Infrastructure’s Australian coal terminal operation has Standard Access Agreements with the users of the terminal which entails 100% take or pay contracts at a designated tariff rate based on the asset value, and therefore revenue is not impacted by actual throughput. The concession arrangement has an expiration date of 2051 and an option to extend the arrangement. The arrangement is being amortized over its useful life, with the expense recognized in the Statements of Operating Results.

14	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

6.	STANDING TIMBER

US$ MILLIONS	Total
Gross carrying amount:
Balance at January 1, 2011	$2,578
Gain arising from growth	186
Decrease resulting from harvest	(201)
Fair value adjustment	324
Other	3

Balance at December 31, 2011	2,890
Gain arising from growth	75
Decrease resulting from harvest	(93)
Other	4

Balance at June 30, 2012	$2,876

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7.	INVESTMENTS IN ASSOCIATES

The following table represents the reconciliation of movement in the partnership’s investments in associates:

	As of
US$ MILLIONS	June 30, 2012	December 31, 2011
Non-current:
Investments in associates	$1,581	$1,400

Balance at January 1	$1,400	$1,089
Share of (losses) earnings for the period	(31)	76
Foreign currency translation	13	(50)
Share of other reserves for the period	11	120
Additions	211	196
Distributions	(23)	(31)

Ending balance	$1,581	$1,400

Brookfield Infrastructure’s share of net losses from investments in associates for the six months ended June 30, 2012 was $31 million (2011: share of earnings — $24 million) as a result of certain non-cash charges that totalled approximately $40 million during the current period, primarily attributable to the recent refinancing completed at its North American gas transmission business and an impairment charge relating to a restructuring at one of its European ports.

Brookfield Infrastructure injected approximately $200 million of equity into the North American gas transmission operation to repay holding company debt.

The following table represents the carrying value of the partnership’s investments in associates:

	As of
US$ MILLIONS	June 30, 2012	December 31, 2011
North American gas transmission operation	$591	$395
South American transmission operation	376	373
Australasian energy distribution operation	306	296
South American toll road operation	158	159
European port operation	138	142
Other associates	12	35

	$1,581	$1,400

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SUMMARISED FINANCIAL INFORMATION OF INVESTMENTS IN ASSOCIATES

The following table summarizes the aggregate balances of investments in associates:

	As of
US$ MILLIONS	June 30, 2012	December 31, 2011
Financial position:
Total assets	$18,806	$18,717
Total liabilities	(11,219)	(13,564)

Net assets	$7,587	$5,153

	Three months ended June 30
US$ MILLIONS	2012	2011
Financial performance:
Total revenue	$578	$594
Total (loss) income for the period	(82)	21
Brookfield Infrastructure’s share of associates’ net (loss) income	$(32)	$12

	Six months ended June 30
US$ MILLIONS	2012	2011
Financial performance:
Total revenue	$1,172	$1,141
Total (loss) income for the period	(85)	74
Brookfield Infrastructure’s share of associates’ net (loss) income	$(31)	$24

8.	NON-RECOURSE BORROWINGS

	As of
US$ MILLIONS	June 30, 2012	December 31, 2011
Current	$1,252	$145
Non-current	4,097	4,740

Total	$5,349	$4,885

On acquisition of the Colombian regulated distribution and North American gas storage businesses, Brookfield Infrastructure acquired $172 million and $17 million of non-recourse borrowings, respectively.

Borrowings of $250 million for the six months ended June 30, 2012 were made to fund capital expenditures, primarily at our Australian railroad.

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9.	SEGMENTED INFORMATION

IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assessing its performance. Key measures used by the Chief Operating Decision Maker in assessing performance and in making resource allocation decisions are funds from operations (“FFO”) and earnings before interest, tax, depreciation and amortization (“EBITDA”), measures not defined by IFRS, which enable the determination of cash return on the equity deployed. FFO is calculated as net income excluding the impact of depreciation and amortization, fair value adjustments, unrealized gains or losses on derivative instruments, deferred taxes, interest and other non-cash items. EBITDA is calculated as FFO excluding the impact of interest, taxes and other cash items.

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2012 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]
Revenues	$411	$193	$483	$244	$125	$37	$—
Costs attributed to revenues	(157)	(78)	(295)	(149)	(83)	(24)	(22)

EBITDA	254	115	188	95	42	13	(22)
Other income	6	3	2	1	—	—	5
Interest expense	(79)	(39)	(97)	(41)	(21)	(7)	(7)
Cash taxes	(5)	(1)	(3)	(2)	(1)	—	(2)

FFO	176	78	90	53	20	6	(26)
Depreciation and amortization	(73)	(27)	(86)	(43)	—	—	—
Fair value adjustments	—	—	—	—	(12)	(3)	—
Unrealized (losses) on derivative instruments	(30)	(14)	(83)	(16)	—	—	(10)
Deferred taxes and other items	(4)	(9)	(50)	(26)	(1)	(1)	12

Net income (loss) attributable to partnership	$69	$28	$(129)	$(32)	$7	$2	$(24)	$(26)

	Utilities		Transport and Energy		Timber
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2012 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]
Revenues	$772	$360	$986	$500	$244	$72	$—
Costs attributed to revenues	(289)	(141)	(596)	(302)	(163)	(47)	(42)

EBITDA	483	219	390	198	81	25	(42)
Other income	7	3	5	3	2	1	6
Interest expense	(155)	(78)	(194)	(83)	(42)	(14)	(12)
Cash taxes	(6)	(1)	(5)	(3)	(2)	—	(3)

FFO	329	143	196	115	39	12	(51)
Depreciation and amortization	(159)	(59)	(152)	(81)	—	—	—
Fair value adjustments	—	—	(2)	(2)	(16)	(4)	—
Unrealized (losses) on derivative instruments	(19)	(9)	(84)	(16)	—	—	(16)
Deferred taxes and other items	(69)	(15)	(48)	(22)	(18)	(16)	9

Net income (loss) attributable to partnership	$82	$60	$(90)	$(6)	$5	$(8)	$(58)	$(12)

1.

The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

18	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

	Utilities		Transport and Energy		Timber
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]
Revenues	$321	$164	$484	$239	$155	$47	$—
Costs attributed to revenues	(106)	(62)	(329)	(161)	(94)	(27)	(15)

EBITDA	215	102	155	78	61	20	(15)
Other income	3	1	2	—	4	1	5
Interest expense	(70)	(37)	(84)	(38)	(21)	(7)	(6)
Cash taxes	(3)	—	(2)	(1)	(1)	(1)	—

FFO	145	66	71	39	43	13	(16)
Depreciation and amortization	(55)	(25)	(57)	(28)	—	—	—
Fair value adjustments	—	—	—	—	(18)	(6)	—
Unrealized gains (losses) on derivative instruments	2	1	(4)	(1)	—	—	—
Deferred taxes and other items	(56)	(21)	29	2	2	—	2

Net income (loss) attributable to partnership	$36	$21	$39	$12	$27	$7	$(14)	$26

	Utilities		Transport and Energy		Timber
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2011 US$ MILLIONS	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	100%	Brookfield Infrastructure’s Share	Corporate	Total[1]
Revenues	$601	$304	$958	$486	$264	$83	$—
Costs attributed to revenues	(187)	(105)	(635)	(324)	(150)	(46)	(28)

EBITDA	414	199	323	162	114	37	(28)
Other income	5	2	3	—	5	1	5
Interest expense	(143)	(75)	(168)	(77)	(42)	(14)	(11)
Cash taxes	(2)	1	(3)	(1)	(2)	(1)	—

FFO	274	127	155	84	75	23	(34)
Depreciation and amortization	(103)	(45)	(115)	(56)	—	—	—
Fair value adjustments	—	—	—	—	(23)	(8)	—
Unrealized losses on derivative instruments	(14)	(2)	(3)	(1)	—	—	—
Deferred taxes and other items	(65)	(29)	50	15	(5)	(2)	(1)

Net income (loss) attributable to partnership	$92	$51	$87	$42	$47	$13	$(35)	$71

1.

The above tables present Brookfield Infrastructure’s results from operations on a proportionate basis. As Brookfield Infrastructure has a number of investments that are accounted for using the equity method of accounting, a significant portion of Brookfield Infrastructure’s operating results are presented in one line on the Statements of Operating Results. The above tables present the detailed components making up net income for investments accounted for using the consolidation and equity methods in a more fulsome manner. Accordingly, with the exception of net income, the totals of each line item in the above table will not agree to the Statements of Operating Results.

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Segment assets

For the purposes of monitoring segment performance and allocating resources between segments, Brookfield Infrastructure’s Executive Management and Board of Directors monitor the assets, including investments accounted for using the equity method, attributable to each segment.

The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

JUNE 30, 2012 US$ MILLIONS	Utilities	Transport & Energy	Timber	Corporate	Total
Segment assets	$5,291	$4,515	$4,216	$321	$14,343

10.	SUBSIDIARY PUBLIC ISSUERS

In June 2012, wholly-owned subsidiaries of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited, and Brookfield Infrastructure Preferred Equity Inc. (collectively, the “Issuers”), registered with securities commissions for the distribution of debt securities or Class A preference shares. The Issuers may offer and sell these instruments in one or more issuances in the aggregate, of up to C$750 million (or the equivalent in other currencies). The debt securities or preference shares would be unconditionally guaranteed by Brookfield Infrastructure. No debt securities or preference shares were issued as of June 30, 2012.

The following tables set forth consolidated summary financial information for Brookfield Infrastructure and the Issuers:

FOR THE THREE MONTHS ENDED JUNE 30, 2012	Brookfield Infrastructure [1]	The Issuers	Subsidiaries of the Partnership other than the Issuers [2]	Consolidating adjustments [3]	Brookfield Infrastructure consolidated
Revenue	$—	$—	$493	$—	$493
Net (loss) income attributable to Partnership	(21)	—	80	(85)	(26)

FOR THE SIX MONTHS ENDED JUNE 30, 2012
Revenue	$—	$—	$944	$—	$944
Net (loss) income attributable to Partnership	(14)	—	298	(296)	(12)

AS OF JUNE 30, 2012
Current assets	$—	$—	$645	$—	$645
Long-term assets	2,910	—	13,698	(2,910)	13,698
Current liabilities	—	—	1,833	—	1,833
Long-term liabilities	—	—	8,134	(1,688)	6,446
Non-controlling interests	—	—	1,994	—	1,994

1	Includes investments in all subsidiaries of the Partnership under the equity method.
2	Includes investments in all subsidiaries of the Partnership other than the Issuers on a consolidated basis.
3	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

20	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

FOR THE THREE MONTHS ENDED JUNE 30, 2011	Brookfield Infrastructure [1]	The Issuers	Subsidiaries of the Partnership other than the Issuers [2]	Consolidating adjustments [3]	Brookfield Infrastructure consolidated
Revenue	$—	$—	$428	$—	$428
Net income (loss) attributable to Partnership	19	—	154	(147)	26

FOR THE SIX MONTHS ENDED JUNE 30, 2011
Revenue	$—	$—	$818	$—	$818
Net income (loss) attributable to Partnership	51	—	270	(250)	71

AS OF DECEMBER 31, 2011
Current assets	$—	$—	$478	$—	$478
Long-term assets	3,007	—	12,791	(3,007)	12,791
Current liabilities	—	—	526	—	526
Long-term liabilities	—	—	8,271	(1,417)	6,854
Non-controlling interests	—	—	1,683	—	1,683

1	Includes investments in all subsidiaries of the Partnership under the equity method.
2	Includes investments in all subsidiaries of the Partnership other than the Issuers on a consolidated basis.
3	Includes elimination of intercompany transactions and balances necessary to present Brookfield Infrastructure on a consolidated basis.

11.	PARTNERSHIP CAPITAL

	General Partnership units		Limited Partnership units		Total
	As of		As of		As of
MILLIONS	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Authorized to issue
On issue at January 1	1.1	1.1	184.0	156.3	185.1	157.4
Issued for cash	—	—	—	27.7	—	27.7

Ending balance	1.1	1.1	184.0	184.0	185.1	185.1

The weighted average number of general partnership units outstanding for the period ended June 30, 2012 was 1.1 million (2011: 1.1 million). The weighted average number of limited partnership units outstanding for the period ended June 30, 2012 was 184.0 million (2011: 156.3 million).

	General Partner		Limited Partners’		Total
	As of		As of		As of
US$ MILLIONS	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011	June 30, 2012	December 31, 2011
Opening balance	$19	$19	$3,539	$2,881	$3,558	$2,900
Share issuance	—	—	2	658	2	658

Ending balance	$19	$19	$3,541	$3,539	$3,560	$3,558

In June 2010, we implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of the partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for the units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the three and six months ended June 30, 2012, the partnership issued less than 0.1 million units for proceeds of $1 million and less than 0.1 million units of proceeds of $1 million, respectively, under the Plan (less than 0.1 million units for proceeds of less than $1 million issued during the three and six months ended June 30, 2011).

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12.	DISTRIBUTIONS

For the three and six months ended June 30, 2012 distributions to partnership unitholders were $69 million or $0.375 per partnership unit and $138 million or $0.75 per partnership unit, respectively ($49 million or $0.31 per unit and $98 million or $0.62 per unit for the three and six months ended June 30, 2011, respectively).

Additionally, incentive distributions were made to the general partner of $4 million and $8 million for the three and six months ended June 30, 2012, respectively (less than $1 million for the three and six months ended June 30, 2011).

13.	RELATED PARTY TRANSACTIONS

In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties on market terms. These transactions have been measured at fair value and are recognized in the financial statements.

The immediate parent of Brookfield Infrastructure is the general partner of the partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiaries and operating entities.

a)	Transactions with the immediate parent

Throughout the period, the immediate parent company, in its capacity as the partnership’s general partner, incurs director fees, a portion of which are charged at cost to the partnership in accordance with the limited partnership agreement. Less than $1 million in director fees were incurred during the three and six months ended June 30, 2012 (less than $1 million for the three and six months ended June 30, 2011). As at June 30, 2012, Brookfield Infrastructure has a $19 million payable with its external managers relating to management fees (December 31, 2011 – $15 million).

b)	Transactions with other related parties

Brookfield Infrastructure has a management agreement with its external managers, wholly owned subsidiaries of Brookfield.

Pursuant to the master services agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee to its external managers equal to 0.3125% per quarter of the market value of the partnership. The base management fee was $20 million and $38 million, respectively, for the three and six months ended June 30, 2012 ($13 million and $24 million, respectively, for the three and six months ended June 30, 2011).

During the three and six months ended June 30, 2012, $2 million and $4 million, respectively, was reimbursed to a related party (2011: $2 million and $5 million, respectively). These amounts represent third party costs that were paid for by Brookfield on behalf of Brookfield Infrastructure relating to general and administrative expenses, and acquisition related expenses of Brookfield Infrastructure. These expenses were charged to Brookfield Infrastructure at cost.

14.	SUBSEQUENT EVENTS

a)	Equity Offering

Subsequent to period end, Brookfield Infrastructure issued 15.6 million Limited Partnership units at $33.25 per unit under our shelf registrations in the U.S. and Canada. In total, $512 million of gross proceeds were raised through the issuance.

b)	Chilean Toll road

Subsequent to period end, Brookfield Infrastructure signed agreements, subject to customary closing conditions, to acquire an additional 26% stake in the Chilean Toll Road for approximately $165 million, bringing Brookfield Infrastructure’s total ownership interest to 51%.

22	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

c)	UK Regulated Distribution Utility

Brookfield Infrastructure has executed definitive agreements, subject to certain closing conditions, to acquire 85% of Inexus Group (“Inexus”), for approximately $15 million, plus a contingent payment of approximately $40 million if certain milestones are reached. The initial payment is conditioned upon, among other things, approval of the transaction by the unitholders of the majority owner of Inexus and waiver of pre-emptive rights by the minority owners of Inexus. The contingent payment is subject to the successful negotiation and completion of a proposed recapitalization of Inexus and the clearance of the transaction by UK competition authorities.

d)	Brazilian Toll Road

Subsequent to period end, a Brookfield consortium formed a joint venture with Abertis Infraestructuras, S.A. (“Abertis”) and executed definitive agreements to acquire a 60% interest in Obrascon Huarte Lain Brasil S.A. (“OHL Brasil”) for approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure expects to invest approximately $250 million for a 13% interest.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2012

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Brookfield Infrastructure Partners L.P.’s (the Partnership and together with its subsidiary and operating entities, Brookfield Infrastructure) most recently issued Form 20-F. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.brookfieldinfrastructure.com, on SEDAR’s website at www.sedar.com and on EDGAR’s website at www.sec.gov/edgar.shtml.

Business Overview

Brookfield Infrastructure owns and operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Our current operations consist of utilities businesses, transport and energy businesses and timber assets in North and South America, Australasia and Europe. Our vision is to be a leading owner and operator of high quality infrastructure assets that produce an attractive risk-adjusted total return for our unitholders. To accomplish this objective, we will seek to leverage our operating platforms to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. An integral part of our strategy is to participate with institutional investors in Brookfield Asset Management (“Brookfield”) sponsored partnerships that target acquisitions that suit our profile. We will focus on partnerships in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.

Performance Targets and Key Measures

We target a total return of 12% to 15% per annum on the infrastructure assets that we own, measured over the long-term. We intend to generate this return from the in-place cash flow of our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. If we are successful in growing our FFO per unit, we will be able to increase distributions to unitholders. Additionally, the increase in our FFO per unit should result in capital appreciation. For our business as a whole, a key performance measure is AFFO yield, defined as FFO less maintenance capital expenditures divided by invested capital (see Reconciliation of Non-IFRS Financial Measures for more detail), which measures the sustainable return on capital that we have deployed. We also measure the growth of FFO per unit, which we believe is a proxy for our ability to increase distributions. See Operating Platforms for more detail.

Distribution Policy

Our objective is to pay a distribution that is sustainable on a long-term basis while retaining within our operations sufficient liquidity to fund recurring growth capital expenditures, debt repayments and general corporate requirements. We currently believe that a payout of 60% to 70% of our FFO is appropriate.

In light of the per unit FFO growth that we foresee in our operations, we are targeting 3% to 7% annual distribution growth. On the strength of our financial performance, our quarterly distribution was increased by 7% to $0.375 per unit in February 2012. This follows quarterly distribution increases of 13% in August 2011, 13% in February 2011, and 4% in February 2010.

Basis of Presentation

Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence, however does not control, using the equity method.

For each operating platform – utilities, transport and energy and timber – this MD&A details Brookfield Infrastructure’s proportionate share of results in order to demonstrate the impact of key value drivers of each of these operating platforms on the partnership’s overall performance.

24	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

OUR OPERATIONS

Brookfield Infrastructure owns a balanced portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 80% of our EBITDA supported by regulated or contractual revenues. In order to assist our unitholders in evaluating our performance and assessing our value, we group our businesses into operating platforms based on similarities in their underlying economic drivers.

Our operating platforms are summarized below:

Operating Platform	Asset Type	Primary Location
Utilities
Regulated or contractual businesses that earn a return on their rate base	Regulated Terminal Operation Electricity Transmission Regulated Distribution	Australasia North & South America Australasia, Europe & South America

Transport and Energy
Provide transportation, storage and handling services for energy, freight, bulk commodities and passengers	Railroad Operations Port Operations Toll Road Operations Energy Transmission, Distribution & Storage	Australasia Europe South America North America & Europe

Timber
Provide essential products for the global economy on a sustainable basis	Freehold Timberlands	North America

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on volume and the price achieved for the provision of these services. Our timber platform is comprised of freehold timberlands that provide inputs for a number of essential products for the global economy on a sustainable basis, including structural lumber.

OVERVIEW OF PERFORMANCE

In this section we review our consolidated performance and financial position for the three and six-month periods ended June 30, 2012. Further details on the key drivers of our operations and financial position are contained within the review of Operating Platforms.

To measure performance, we focus on FFO and AFFO, among other measures. We also focus on EBITDA and net income, taking into account items that we consider unusual or otherwise not reflective of the ongoing profitability of our operations. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other non-cash items and AFFO as FFO less maintenance capex, as detailed in the Reconciliation of Non-IFRS Financial Measures section of this MD&A. FFO is a measure of operating performance, and AFFO is a measure of the sustainable cash flow of our business. Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS, FFO and AFFO are unlikely to be comparable to similar measures presented by other issuers, and FFO and AFFO have limitations as analytical tools. See the Reconciliation of Non-IFRS Financial Measures section for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	25

Results of Operations

The following table summarizes the financial results of Brookfield Infrastructure.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended June 30		Six months ended June 30
Key Metrics	2012	2011	2012	2011
Funds from operations (FFO)	$111	$102	$219	$200
Per unit FFO[1]	0.60	0.65	1.18	1.27
Distributions	0.38	0.31	0.75	0.62
Payout ratio[2]	63%	48%	64%	49%
Growth of per unit FFO[1]	(8%)	33%	(7%)	41%
Adjusted funds from operations (AFFO)[3]	86	82	179	153
AFFO yield[4]	9%	11%	10%	10%

1.	Average units outstanding during the period of 185.1 million (2011: 157.4 million).
2.	Payout ratio is defined as distributions to unitholders divided by FFO.
3.	AFFO is defined as FFO less maintenance capital expenditures.
4.	AFFO yield is defined as AFFO divided by average time weighted invested capital.

For the three-month period ended June 30, 2012, we posted solid results reflecting strong performance from our utilities and transport and energy platforms, offset by weaker than anticipated performance from our timber business. Our FFO was $111 million, or $0.60 per unit, compared to $102 million, or $0.65 per unit, in the same period last year. Per unit FFO was 8% lower than the prior year, due to the impact of our $660 million equity issuance in October 2011. The proceeds from this offering were primarily used to fund the expansion of Brookfield Infrastructure’s Australian railroad, which has just begun generating cash flow as expansion projects are commissioned. For the quarter, our maintenance capital expenditures were $25 million, which is at the midpoint of our average quarterly sustainable level of between $22 million and $26 million. On an average invested capital base of $3,656 million, we generated an AFFO yield of 9%. Our quarterly distribution of $0.375 per unit implied a payout ratio of 63% of our FFO for the quarter, within our targeted range of 60% to 70%.

MILLIONS, EXCEPT PER UNIT INFORMATION, UNAUDITED	Three months ended June 30		Six months ended June 30
Summary Statements of Operating Results	2012	2011	2012	2011
Revenues	$493	$428	$944	$818
Direct operating expenses	(271)	(235)	(511)	(437)
General and administrative expenses	(22)	(15)	(42)	(28)
Interest expense – corporate borrowings	(5)	(2)	(7)	(4)
Interest expense – non-recourse borrowings	(91)	(80)	(184)	(161)
Earnings from investments in associates	(32)	12	(31)	24
Net (loss) income	(26)	26	(12)	71
Net (loss) income per unit	(0.14)	0.17	(0.06)	0.45

Brookfield Infrastructure reported a net loss of $26 million (loss of $0.14 per unit) for the quarter ended June 30, 2012, compared to net income of $26 million ($0.17 per unit) in the second quarter of 2011 as a result of certain non-cash charges that totalled approximately $40 million during the current period, primarily attributable to the recent refinancing completed at its North American gas transmission business and an impairment charge relating to a restructuring at one of its European ports, which offset the 9% increase in FFO. These non-cash charges are non-recurring in nature and do not materially impact Brookfield Infrastructure’s operations.

MILLIONS, UNAUDITED	As of
Summary Statements of Financial Position	June 30, 2012	December 31, 2011
Cash and cash equivalents	$128	$153
Total assets	14,343	13,269
Corporate borrowings	377	—
Non-recourse borrowings	5,349	4,885
Non-controlling interest	1,994	1,683
Partnership capital	4,070	4,206

26	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

As of June 30, 2012, we had $14,343 million in assets and $4,070 million in partnership capital compared to $13,269 million in assets and $4,206 million in partnership capital as of December 31, 2011.

The increase in assets, compared to December 31, 2011, primarily reflects the acquisition of an interest in our Colombian regulated distribution business, which we consolidate, as well as the investment in our Australian railroad. The decrease in partnership capital, compared to December 31, 2011, primarily reflects the non-recurring, non-cash charges recognized in the period, in addition to distributions paid to our unitholders.

Corporate borrowings increased to $377 million at June 30, 2012 compared to $nil as of December 31, 2011, primarily as a result of borrowings to fund a $200 million equity contribution to our North American gas transmission business to retire holding company debt and reduce leverage in this business as well as an investment in financial assets. Our Consolidated Statement of Financial Position as of June 30, 2012 reflects $5,349 million of non-recourse borrowings compared to $4,885 million as of December 31, 2011. The increase in our debt level is primarily attributable to the acquisition of the Colombian regulated distribution business. As of June 30, 2012, our consolidated net debt-to-capitalization ratio increased marginally to 48% compared with 45% as of December 31, 2011, due primarily to increased corporate borrowings. The benefit of reducing leverage levels at our North American gas transmission business is not reflected in this ratio as this asset is accounted for using the equity method.

Our IFRS book value per unit of $21.99 is net of deferred tax liabilities that are calculated on the basis that we liquidate our businesses at their carrying values as at the date of our Consolidated Statement of Financial Position. To the extent that we do not liquidate our businesses, we believe the taxes that we would bear would be significantly less. Also, our IFRS book value only takes into account growth projects that are in our capital backlog; it does not take into account the franchise value of our businesses. Finally, under IFRS we are unable to write-up the value of intangible assets that we own, including our regulated terminal which is a long-term concession.

SELECTED INCOME STATEMENT AND BALANCE SHEET INFORMATION

The following tables present selected income statement and balance sheet information by operating platform on a proportionate basis:

Income Statement	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Net income by segment
Utilities	$28	$21	$60	$51
Transport and energy	(32)	12	(6)	42
Timber	2	7	(8)	13
Corporate and other	(24)	(14)	(58)	(35)

Net (loss) income	$(26)	$26	$(12)	$71

EBITDA by segment
Utilities	$115	$102	$219	$199
Transport and energy	95	78	198	162
Timber	13	20	25	37
Corporate and other	(22)	(15)	(42)	(28)

EBITDA	$201	$185	$400	$370

FFO by segment
Utilities	$78	$66	$143	$127
Transport and energy	53	39	115	84
Timber	6	13	12	23
Corporate and other	(26)	(16)	(51)	(34)

Funds from operations (FFO)	$111	$102	$219	$200

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Balance Sheet

	As of
MILLIONS, UNAUDITED	June 30, 2012	December 31, 2011
Total assets by segment
Utilities	$3,985	$3,787
Transport and energy	4,596	4,349
Timber	1,088	1,112
Corporate and other	(6)	55

Total assets	$9,663	$9,303

Net debt by segment
Utilities	$2,560	$2,463
Transport and energy	2,160	2,135
Timber	465	464
Corporate and other	408	35

Total net debt	$5,593	$5,097

Partnership capital by segment
Utilities	$1,425	$1,324
Transport and energy	2,436	2,214
Timber	623	648
Corporate and other	(414)	20

Total partnership capital	$4,070	$4,206

OPERATING PLATFORMS

In this section, we review the results of our principal operating platforms: utilities, transport and energy and timber.

Utilities Operations

Our utilities platform is comprised of regulated businesses, which earn a return on their asset base, as well as businesses with long-term contracts designed to generate a return on capital over the life of the contract. In all cases, we own and operate assets that earn a return on a regulated or notionally stipulated asset base, which we refer to as rate base. Our rate base increases in accordance with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator or contracts for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Due to the regulatory diversity we have within our utilities platform, we mitigate exposure to any single regulatory regime. In addition, due to the regulatory frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base. Accordingly, we expect this segment to produce stable revenue and margins that should increase with investment of additional capital and inflation. Virtually all of our utility platform’s EBITDA is supported by regulated or contractual revenues.

Our objectives for our utilities platform are to invest capital in the expansion of our rate base and to provide safe and reliable service for our customers on a cost efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base. Our performance can be measured by the growth in our rate base, the return on our rate base, as well as our AFFO yield.

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Our utilities platform is comprised of the following:

Regulated Terminal Operation

•	One of the world’s largest coal export terminals in Australia, with 85 mtpa of coal handling capacity

Electricity Transmission

•	Approximately 8,800 kilometres of transmission lines in North and South America

Regulated Distribution

•	Almost 1.5 million electricity and natural gas connections

Results of Operations

The following table presents our proportionate share of the roll-forward of our rate base and selected key metrics:

	As of
MILLIONS, UNAUDITED	June 30, 2012	December 31, 2011
Rate base, start of period	$3,316	$3,182
Impact of mergers and acquisitions	82	42
Capital expenditures commissioned	67	164
Inflation and other indexation	114	120
Regulatory depreciation	(66)	(116)
Foreign exchange	31	(76)

Rate base, end of period	$3,544	$3,316

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Funds from operations (FFO)	$78	$66	$143	$127
Maintenance capital	(6)	(8)	(12)	(14)

Adjusted funds from operations (AFFO)	$72	$58	$131	$113

Return on rate base[1,3]	12%	11%	12%	11%
AFFO yield[2,3]	16%	15%	15%	14%

1	Return on rate base is EBITDA divided by time weighted average rate base.
2	AFFO yield is AFFO divided by time weighted average invested capital.
3	Return on rate base and AFFO yield exclude impact of connections revenue at our UK regulated distribution business.

For the three months ended June 30, 2012, our utilities platform generated EBITDA and FFO of $115 million and $78 million, respectively, versus $102 million and $66 million, respectively, in the three months ended June 30, 2011. The increase in FFO was primarily attributable to greater contributions from our UK regulated distribution business where we benefited from higher connection revenues and our Colombian regulated distribution business which was acquired in the first quarter of 2012. For the period, our maintenance capital expenditures were $6 million, which is consistent with our estimated quarterly sustainable level. Our AFFO yield was 16% on an average invested capital base of $1,503 million, excluding the impact of connection revenues at our UK regulated distribution business.

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The following table presents our utilities platform’s proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenue	$180	$154	$340	$280
Connection revenues	13	9	20	23
Cost attributable to revenues	(78)	(61)	(141)	(104)

EBITDA	115	102	219	199
Other income	2	1	2	3
Interest expense	(39)	(37)	(78)	(75)

Funds from operations (FFO)	78	66	143	127
Depreciation and amortization	(27)	(25)	(59)	(45)
Deferred taxes and other items	(23)	(20)	(24)	(31)

Net income	$28	$21	$60	$51

The following table presents our proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011	2012	2011	2012	2011
Regulated Terminal Operation	$44	$44	$90	$84	$25	$24	$50	$45
Electricity Transmission	23	22	46	42	18	17	35	32
Regulated Distribution	48	36	83	73	35	25	58	50

Total	$115	$102	$219	$199	$78	$66	$143	$127

Our regulated terminal operation reported EBITDA and FFO of $44 million and $25 million, respectively, for the three months ended June 30, 2012 versus $44 million and $24 million, respectively, in the three months ended June 30, 2011. EBITDA and FFO were consistent with the prior year as additional revenues from investments in non-expansionary capital expenditures, which increased our coal terminal’s regulated asset base, were offset by a weakening Australian dollar.

Our electricity transmission operations’ EBITDA and FFO were $23 million and $18 million, respectively, for the quarter versus $22 million and $17 million, respectively, in the comparative period. EBITDA and FFO increased due to positive revenue indexation and the contribution from growth capital expenditures in our Chilean electricity transmission operation.

Our regulated distribution operations earned EBITDA and FFO of $48 million and $35 million, respectively, for the three months ended June 30, 2012, versus $36 million and $25 million, respectively, in the comparative period. The current period benefitted from increased connections revenue as a result of exceptionally strong connections installation activity, in addition to contribution from our Colombian regulated distribution business, which was acquired in January of this year.

Non-cash expenses are primarily comprised of depreciation and amortization, non-cash inflation indexation on our Chilean peso denominated debt and unrealized mark-to-market losses on derivative contracts which are a part of our interest rate hedging program. Depreciation and amortization increased to $27 million for the quarter compared to $25 million in the prior year period, primarily due to additions to our regulated asset base and fair value adjustments recorded at year end.

30	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

Business Development and Outlook

Within our utilities operations, we have numerous opportunities to upgrade and expand our rate base. While we are required to make certain capital expenditures to maintain safety and reliability, we will direct discretionary capital to those businesses that provide the highest risk-adjusted returns. In our utilities platform, we expect to earn a return on rate base, which is consistent with our existing return on rate base.

Our capital backlog is comprised of investments that will increase our rate base for which we have not yet invested capital. It is defined as projects that have been awarded to us, as well as projects that have been filed with the regulator with anticipated expenditures within the next two years.

The following table presents our proportionate share of the roll-forward of our capital backlog:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Capital backlog, start of period	$276	$291	$284	$310
Additional capital project mandates	66	62	89	67
Less capital expenditures	(41)	(50)	(77)	(77)
Foreign exchange and other	(2)	12	3	15

Capital backlog, end of period	299	315	299	315
Construction work in progress	78	51	78	51

Total capital to be commissioned into rate base	$377	$366	$377	$366

We finished the period with a capital backlog of $299 million, an increase of $15 million compared to December 31, 2011. The increase is attributable to capital project mandates won, primarily in our UK regulated distribution business and our Chilean electricity transmission system, that exceeded capital expenditures during the period. As at June 30, 2012, the biggest contributors to our capital backlog were our UK regulated distribution business, our Texas transmission system, our Chilean transmission system and our Australian regulated terminal at $143 million, $55 million, $39 million and $35 million, respectively. In addition, our construction work in progress was $78 million at quarter end, a $10 million increase from December 31, 2011, primarily due to capital expenditures at our Texas transmission system. Construction work in progress represents capital that we have invested that will begin generating cash flow upon commencement of service when these investments will be added to our rate base. In total, we finished the quarter with $377 million of capital to be commissioned into our rate base.

The construction of our Texas electricity transmission system, consisting of three lines and six substations, continues on schedule and budget. We have now secured 100% of the right of way easements for the first and second lines and 97% for the third line. Construction is currently active on all three segments. We have invested almost one third of the projected capital for this system and remain on schedule for an in-service date for all three segments during the first half of 2013.

We have executed definitive agreements to acquire 85% of Inexus Group (“Inexus”), one of the largest owners and operators of gas and electricity connections in the UK, from Challenger Infrastructure Fund (“Challenger”) for £10 million (approximately $15 million), plus a contingent payment of £26 million (approximately $40 million), if certain milestones are reached. The initial payment is conditioned upon, among other things, approval of the transaction by Challenger’s unitholders on August 15, 2012 and waiver of pre-emptive rights by the minority owners of Inexus. The contingent payment is subject to the successful completion of a proposed recapitalization of Inexus and the clearance of the transaction by UK competition authorities.

Our current UK regulated distribution business generates stable cash flows that are underpinned by regulated tariffs, which adjust annually by an inflation factor. Pursuant to the recapitalization, if completed, we intend to merge Inexus into our existing UK regulated distribution business and invest approximately $450 million, including the contingent payment, to reduce leverage of this entity to investment grade levels. Following the close of the transaction, we would more than double our installed base of gas and electricity connections to over 1 million connections. Furthermore, this transaction, if completed, would extend our capability into high margin fibre and district heating projects. Assuming all the conditions precedent are satisfied, the acquisition and the recapitalization are expected to close in the fourth quarter of 2012.

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In May, our Australian coal terminal issued A$335 million of 12-year notes at 220 bps over 10-year U.S. treasuries to refinance its A$287 million February 2013 maturity and repay its capital expenditure facility. Concurrently, we executed a matched maturity, cross currency interest rate swap to convert the financing into AUD at 245bps over the Australian dollar base rate.

Transport and Energy Operations

Our transport and energy platform is comprised of open access systems that provide transportation, storage and handling services for energy, freight, bulk commodities and passengers, for which we are paid an access fee. Profitability is based on the volume and price achieved for the provision of these services. This operating platform is comprised of businesses with price ceilings as a result of regulation, such as our energy transmission, railroad and toll road operations, as well as unregulated businesses, such as our ports. Transport and energy businesses typically have high barriers to entry and in many instances have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our utilities platform, revenues are generally stable and, in many cases, are supported by long-term contracts or customer relationships. Our transport and energy platform is expected to benefit from increases in demand for commodities as well as increases in the global movement of goods. Furthermore, the diversification within our transport and energy platform mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 70% of our transport and energy platform’s EBITDA is supported by long-term contractual revenues.

Our objectives for our transport and energy platform are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services, and we will be able to earn an attractive return on the capital that we have deployed as well as the capital that we will invest to increase the capacity of our operations. Our performance can be measured by our revenue growth, our EBITDA margin, as well as our AFFO yield.

Our transport and energy platform is comprised of the following:

Railroad Operations

•	Sole provider of railroad service in Southwestern Western Australia, with approximately 5,100 kilometres of tracks

Energy Transmission and Distribution

•	15,500 kilometres of natural gas transmission lines primarily in the U.S.

Port Operations

•	30 port terminals primarily in the UK and across Europe

Toll Road Operation

•	Key artery in Santiago Chile’s urban roadway

Results of Operations

The following table presents our proportionate share of the key metrics of our transport and energy platform:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Growth capital expenditures	$131	$103	$256	$154
EBITDA margin[1]	39%	33%	40%	33%

Funds from operations (FFO)	$53	$39	$115	$84
Maintenance capital	(18)	(11)	(27)	(31)

Adjusted funds from operations (AFFO)	$35	$28	$88	$53

AFFO yield[2]	8%	8%	10%	8%

1	EBITDA margin is EBITDA divided by revenues.
2	AFFO yield is AFFO divided by time weighted average invested capital.

During the quarter, our transport and energy platform posted a significant increase in results with EBITDA and FFO of $95 million and $53 million, respectively, compared with $78 million and $39 million, respectively, in the prior year.

32	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

The increase was driven by a near doubling of FFO from our Australian railroad. For the quarter, maintenance capital expenditures were $18 million, which is at the high end of our estimated quarterly sustainable level of approximately $15 million to $18 million, due to timing of maintenance activity at our Australian railroad and North American energy transmission operations. After deducting maintenance capital expenditures, we generated an AFFO yield of 8% on an average invested capital base of $1,864 million, in line with the prior year. We expect the AFFO yield in this segment to increase substantially once the expansion program is fully commissioned in the first half of 2013.

The following table presents our transport and energy platform’s proportionate share of financial results:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenues	$244	$239	$500	$486
Cost attributed to revenues	(149)	(161)	(302)	(324)

EBITDA	95	78	198	162
Interest expense	(41)	(38)	(83)	(77)
Other expense	(1)	(1)	—	(1)

Funds from operations (FFO)	53	39	115	84
Depreciation and amortization	(43)	(28)	(81)	(56)
Deferred taxes and other items	(42)	1	(40)	14

Net income	$(32)	$12	$(6)	$42

The following table presents proportionate EBITDA and FFO for each business in this operating platform:

	EBITDA				FFO
	Three months ended June 30		Six months ended June 30		Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011	2012	2011	2012	2011
Railroad	$38	$24	$75	$48	$26	$14	$52	$27
EnergyTransmission and Distribution	35	36	77	78	17	17	41	41
Ports	18	18	38	36	9	8	20	16
Toll Road	4	—	8	—	1	—	2	—

Total	$95	$78	$198	$162	$53	$39	$115	$84

For the quarter, our Australian railroad reported EBITDA and FFO of $38 million and $26 million, respectively, versus $24 million and $14 million, respectively, in the comparative period. The increase in results was driven by revenue from three of our expansion projects, which have been commissioned, as well as increased grain volume due to a favourable harvest. Under these three expansion tasks, we transported 2.0 million tonnes (Mt) of iron ore over network during the quarter, which is slightly below expected run-rate of 2.4Mt per quarter. We project that we will achieve run rate level in the fourth quarter of 2012.

For the three months ended June 30, 2012, our energy transmission and distribution operations reported EBITDA and FFO of $35 million and $17 million, roughly equivalent with $36 million and $17 million of EBITDA and FFO, respectively, in the comparative period. Current period FFO at our North American gas transmission operation was adversely impacted by the phase-in of our rate settlement and weak fundamentals in the natural gas industry, which reduced the average realized price for our capacity, offset by lower operating costs than the prior year and decreased interest expense from delevering the asset.

For the quarter, our port operations reported EBITDA and FFO of $18 million and $9 million, respectively, which was largely in-line with EBITDA and FFO of $18 million and $8 million, respectively, in the comparative period. Current period FFO was higher than prior period due to lower financing costs. In mid-April, steel production resumed at the Teeside Cast Products plant, with the first shipment of slab in mid-May. Once production fully ramps-up, we expect EBITDA from this customer to increase by between $4 million to $5 million annually over the current period level.

Non-cash expenses are primarily comprised of depreciation, amortization and deferred taxes. Depreciation and amortization increased to $43 million for the quarter compared to $28 million in the prior year period, primarily due to the revaluation of property plant and equipment at year end. Deferred taxes and other items increased significantly due to certain non-cash charges that totaled approximately $40 million, primarily attributable to the recent refinancing completed at our North American gas transmission business and an impairment charge relating to a restructuring at one of our European ports.

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	33

Business Development and Outlook

In our transport and energy platform, we strive to increase the amount of goods that we can transport or handle in a capital efficient manner. Due to the economies of scale or strategic locations of our networks, we are often able to earn very attractive returns when we invest capital to expand our facilities to serve our customers’ growth requirements.

The following table presents our proportionate share of growth capital expenditures that we anticipate investing during the next two years:

MILLIONS, UNAUDITED
Australian railroad	$214
Construction work in progress	406

Total capital to be commissioned	$620

Our railroad’s expansion program is comprised of six customer initiated projects, which will increase our volume by approximately 24 Mtpa. Approximately 90% of minimum expected volumes under these Commercial Track Access Agreements (CTAAs) will be subject to take-or-pay provisions, and revenues will be indexed to inflation. Upon commissioning of all six expansion projects, we expect that the EBITDA of our railroad will increase by approximately A$150 million per annum, and our cash flow profile will be fundamentally transformed, with 60% of our railroad’s revenues under pinned by take-or-pay provisions. To the extent that volumes exceed minimum expected levels, we will generate incremental EBITDA.

As of June 30, 2012, three of these projects had commenced commercial operations, and we remain on track to commission two further projects by the end of the year. By the end of the first quarter of next year, we expect that these five projects will be operating at their annualized run rate levels, accounting for over 90% of the expansion program’s anticipated A$150 million of incremental EBITDA. The sixth project is on hold pending resolution of issues between the project developer and its coal suppliers. The table below provides further detail on the expansion program’s progress:

Project	Projected Volume	Start Date
Yilgarn iron ore project	4.4 mtpa	On-line
Extension Hill iron ore project	3.0 mtpa	On-line
Koolyanobbing iron ore mine expansion	2.2 mtpa	On-line
Worsley alumina expansion	2.0 mtpa	Q3 2012
KML iron ore project	10.0 mtpa	Q4 2012
Collie urea project	2.0 mtpa	On Hold

The remainder of the expansion program’s capex is associated with the upgrade of approximately 185 kilometres of track into the port of Geraldton. To date, 100% of the track has been installed and 89% is operating at full speed. We are projecting to finalize construction of this segment more than two months ahead of schedule, and we anticipate that we will be in a position to commence services in October.

In addition, we are investing in upgrades of our network. These network upgrades are not related to specific expansion tasks but will increase the capacity of our system and strategically position our railroad to capture incremental tonnage from mining projects that are in the pre-feasibility stage. We expect to generate very attractive returns on network upgrades, as a result of our strong competitive position. We expect to invest A$85 million over the next 24 months as part of this program.

With institutional partners, we have executed definitive documents to acquire the remaining 45% of our Chilean toll road we do not currently own for approximately $590 million, comprised of $290 million in cash and the assumption of $300 million of debt. We will participate by investing approximately $165 million, which will increase our ownership interest in our Chilean toll road to 51% upon completion.

In August, a Brookfield consortium and Abertis Infraestructuras, S.A. (“Abertis”) signed an agreement to acquire 60% of Obrascon Huarte Lain Brasil, S.A. (“OHL Brasil”) for total consideration of approximately $1.7 billion, comprised of $1.1 billion of equity and $600 million of assumed liabilities. Brookfield Infrastructure will initially invest approximately $250 million with the possibility of further investment if additional shares are acquired as part of a mandatory tender offer to minority holders. This transaction, as well as the acquisition of the remaining interest in our Chilean toll road, is subject to customary closing conditions and is expected to close in the fourth quarter.

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Upon closing, we will own one of the leading toll road platforms in South America with over 3,200 km of roadways in Brazil and Chile. Our South American toll road platform will have substantial diversity with a combination of roads that connect major cities, gateway roads and urban roads. In addition to increases in traffic in high growth regions and tariff regimes that are indexed to inflation, we believe that we are well positioned to capture significant incremental value through organic growth projects related to our network. As congestion on our roads increases over time, we have the ability to propose projects to the regulator to expand the capacity of our roads or increase their connectivity. For approved projects, our concession agreements enable us to earn attractive rates of return on capital deployed by increasing our tariffs or extending the term of our concessions. Finally, as one of the largest owners and operators of toll roads in South America, we will be well positioned to pursue additional toll road projects in Brazil and Chile as well as Colombia and Peru, two countries in substantial need of new road infrastructure.

During the quarter, we injected $200 million of equity to repay holding company debt of our North American gas transmission business’ 2012 debt maturity. We also tendered for $1.3 billion of bonds that were maturing in the fourth quarter, and refinanced this operating company debt with a five-year, $700 million term loan priced at LIBOR plus 550bps and a seven-year, $550 million bond priced at 9.6%. Our intention is to reduce debt in the business over the next five years. With this deleveraging combined with anticipated recovery in the natural gas market, we expect that our financing costs should decrease significantly when the facilities are refinanced. The business has no other debt maturities prior to 2017.

Timber

Our timber platform consists of 419,000 net acres of high-quality, freehold timberlands located in the coastal region of British Columbia, Canada and the Pacific Northwest region of the U.S. Our timberlands are predominantly comprised of premium Douglas-fir, hemlock and cedar species suitable for high-value structural and appearance applications in domestic and export markets. In addition, our land holdings include approximately 12,000 net acres of higher and better use (HBU) lands, which may have greater value for real estate development or conservation. Our timberlands have an estimated deferred harvest volume of 2.8 million m3. This deferred harvest volume is in addition to harvest volumes that reflect annual timber growth as determined through our long-run sustainable yield (LRSY).

The following table presents our proportionate share of selected statistics of our timberlands as of June 30, 2012:

UNAUDITED	June 30, 2012	December 31, 2011
Timberlands (000’s acres)	419	419
HBU lands (000’s acres)	12	12

Long-run sustainable yield (LRSY) (millions m3 per annum)	1.6	1.6
Deferred harvest volume (millions m3)	2.8	2.9

One of the key attributes of our timber platform is its operating flexibility, which allows us to optimize our harvest mix and harvest levels as well as the markets to which we sell in order to maximize value. We plan our annual harvest to produce the products that offer the most attractive margins in the context of current market conditions and freight costs to access those markets. When log prices are attractive, we increase harvest levels to monetize the value of our inventory. When log prices are weak, we grow inventory on the stump to enhance value through capital appreciation.

Our objective for our timber platform is to maximize the total return on the capital that we invest in this business. Our performance can be measured by our harvest levels, EBITDA margin and AFFO yield.

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	35

Results of Operations

The following table summarizes our proportionate share of harvest, sales and realized price by species for our timber operations:

	Three months ended June 30, 2012				Three months ended June 30, 2011
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	240	262	$88	$23	260	287	$101	$29
Whitewood	92	106	75	8	116	116	95	11
Other species	86	84	71	6	79	82	73	6

	418	452	$82	$37	455	485	$95	$46
HBU and other sales				—				1

Total				$37				$47

	Six months ended June 30, 2012				Six months ended June 30, 2011
UNAUDITED	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)	Harvest (000’s m3)	Sales (000’s m3)	Revenue/m3	Revenue ($ millions)
Douglas-fir	484	493	$89	$44	521	534	$99	$53
Whitewood	162	207	77	16	186	195	92	18
Other species	166	170	71	12	144	150	73	11

	812	870	$83	$72	851	879	$93	$82
HBU and other sales				—				1

Total				$72				$83

During the quarter, indicative prices for Douglas-fir and whitewood in the U.S. market were approximately 9% and 11%, respectively, lower than the prior year, as a result of weaker demand from China and South Korea. The Japanese Douglas-fir market remained relatively strong with average prices 3% less than the previous year. Although prices for whitewood sold to China and Korea were lower than the exceptionally strong second quarter of 2011, these markets still offered a 15% premium over the U.S. market. During the quarter, prices for Douglas-fir sold to China were equivalent to those in the U.S. market.

In the second quarter, we harvested at levels that were slightly below the second quarter of 2011 as we adjusted our harvest to reflect market demand. Compared to the previous year, sales volumes of Douglas-fir and whitewood decreased 9%, while other sales volumes increased by 2% as a result of a strong cedar market. With relative fundamentals improving in the domestic market, the proportion of our timber exported to off-shore markets declined to 36% from 53% in the prior year.

The following table presents our proportionate share of select key metrics of our timber platform:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED, UNLESS OTHERWISE NOTED	2012	2011	2012	2011
Harvest (000’s m3)	418	455	812	851
Harvest as % of LRSY	106%	115%	103%	107%
EBITDA margin[1]	35%	43%	35%	45%

Funds from operation (FFO)	$6	$13	$12	$23
Maintenance capital	(1)	(1)	(1)	(2)

Adjusted funds from operations (AFFO)	$5	$12	$11	$21

AFFO yield[2]	4%	10%	5%	9%

1	EBITDA divided by revenue, excluding HBU and other revenue.
2	AFFO divided by average time weighted invested capital.

36	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

The following table presents our timber platform’s proportionate share of financial results.

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Revenue	$37	$47	$72	$83
Cost attributed to revenues	(24)	(27)	(47)	(46)

EBITDA	13	20	25	37
Other income	—	—	1	—
Interest expense	(7)	(7)	(14)	(14)

Funds from operations (FFO)	6	13	12	23
Fair value adjustments	(3)	(6)	(3)	(8)
Deferred taxes and other items	(1)	—	(17)	(2)

Net income	$2	$7	$(8)	$13

For the three months ended June 30, 2012, our timber operations’ EBITDA and FFO totaled $13 million and $6 million, respectively, compared with $20 million and $13 million, respectively, in the three months ended June 30, 2011. This decline in performance primarily reflects weaker pricing in both the domestic and export markets and our decision to reduce harvest levels to preserve the value of our inventory. Compared with prior year, revenues declined by 21% as our average realized price decreased by 14% and sales volumes decreased by 7%. Per unit harvest and delivery costs were unchanged from the same period in 2011. For the quarter, our EBITDA margin declined to 35% versus 43% in the prior year.

Outlook

Domestically, the U.S. housing market appears to be gradually gaining momentum with annualized home starts of 739,000 for the second quarter, a 28% increase over the prior year. We expect the housing sector to recover gradually to trend levels by 2014-2015. Our timber segment’s operating results should meaningfully improve following the inevitable recovery in U.S. new home construction. Once pricing demonstrates sustained strength, we will elevate our harvest levels by approximately 20% over our LRSY or 0.3 million m3 per annum.

Despite this cyclically low demand from the domestic housing sector, prices for timber in the Pacific Northwest region are showing relative strength as off-shore demand adds market tension for some products. In the export markets, Japanese log prices are expected to remain strong throughout the remainder of the year with housing starts increasing modestly from 2011 levels and sawmills indicating stable production. Demand in China and Korea is expected to remain below that experienced in 2011. However, inventory levels in China have normalized, and demand has been stable, leading us to believe that there may be modest improvement through the remainder of the year.

Over the medium to long-term, we expect that our timber operations will be positively impacted by a number of fundamental factors affecting the supply and demand of timber in the markets that we serve:

•	The mountain pine beetle infestation, which is having a significant impact on the supply of timber from the interior of British Columbia, Alberta and the U.S. inland region;

•	Ongoing demand from Asian markets;

•	The rapidly expanding bio-fuel industry; and

•	Continuing withdrawals of timberlands for conservation and alternate uses.

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	37

CORPORATE AND OTHER

The following table presents the components of Corporate and Other, on a proportionate basis, for the three and six months periods ended June 30, 2012 and 2011:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
General and administrative costs	$(2)	$(2)	$(4)	$(5)
Base management fee	(20)	(13)	(38)	(24)
Other income	3	5	3	6
Financing costs	(7)	(6)	(12)	(11)

Funds from operations (FFO)	(26)	(16)	(51)	(34)
Deferred taxes and other	2	2	(7)	(1)

Corporate and other	$(24)	$(14)	$(58)	$(35)

General and administrative costs were consistent with the comparative period. We anticipate that our general and administrative costs, excluding the base management fee, will be in the range of $9 million to $11 million per year.

Pursuant to our Master Services Agreement, we pay an annual base management fee to Brookfield equal to 1.25% of our market value, plus recourse debt, net of cash. For the three months ending June 30, 2012, this fee increased over the prior year due to the $660 million equity issuance in October 2011 and the increased trading price of our partnership units.

Financing costs include interest expense, standby fees on our committed credit facility, dividends paid on our preferred shares less interest earned on cash balances. Financing costs for the current quarter were consistent with the prior year period, primarily due to a comparable amount of average corporate borrowings.

CAPITAL RESOURCES AND LIQUIDITY

The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low cost capitalization. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain a relatively high distribution of our FFO to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary.

Our group-wide liquidity was approximately $0.9 billion at June 30, 2012, down from $1.5 billion at December 31, 2011, and was comprised of the following:

MILLIONS, UNAUDITED	As of June 30, 2012	As of December 31, 2011
Uncommitted corporate cash	$1	$79
Committed corporate credit facility	700	700
Draws under corporate credit facility	(377)	—
Commitments under corporate credit facility	(49)	(51)
Financial assets	86	—
Proportionate cash retained in businesses	178	127
Proportionate availability under subsidiary credit facilities	403	691

Group-wide liquidity	$942	$1,546

Our $700 million committed revolving credit facility is available for investments and acquisitions, as well as general corporate purposes. In light of our investment grade credit rating, we renegotiated the terms of our corporate credit facility, reducing our borrowing cost by approximately 200bps to 150bps over LIBOR, reducing our standby fees by 60bps to 30bps and extending its term to 2016. At June 30, 2012, the outstanding balance under this facility increased to $377 million, primarily as a result of the equity injection into our North American gas transmission business to repay its holding company debt, as well as investments in financial assets.

38	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

We are planning to raise corporate debt of approximately $350 million in the second half of the year to fund the equity injection into our North American gas transmission business, as well as an upcoming $120 million corporate bond maturity.

Our equity strategy is to issue equity in conjunction with future acquisitions and large scale capital projects. Subsequent to period end, we raised net proceeds of approximately $500 million, which included the exercise of the over-allotment option, through the issuance of 15.6 million units at $33.25 per unit. The offering was completed under our shelf registrations in the U.S. and Canada and a concurrent private placement. As part of the offering, Brookfield acquired 4.4 million redeemable partnership units at the offering price net of commission in order to maintain its approximate 30% stake. The proceeds from this issuance will be used to partially fund our equity investments in our Chilean toll road, OHL Brasil and Inexus.

We finance our assets principally at the operating company level with debt which generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations. At the operating company level, we endeavour to maintain prudent levels of debt. We also strive to ladder our principal repayments over a number of years. On a proportionate basis as of June 30, 2012, scheduled principal repayments for our borrowings over the next five years are as follows:

MILLIONS, UNAUDITED	Average Term (years)	2012	2013	2014	2015	2016	Beyond	Total
Recourse borrowings
Net corporate borrowings[3]	4	$—	$—	$—	$—	$291	$—	$291
Subsidiary corporate borrowings	1	118	—	—	—	—	—	118

Total recourse borrowings	3	118	—	—	—	291	—	409

Non-recourse borrowings[1,2]
Utilities	7	3	622	125	86	366	1,393	2,595
Transport and energy	5	74	163	802	21	103	1,130	2,293
Timber	6	—	136	—	130	—	209	475

Total non-recourse borrowings[1,2]	7	77	921	927	237	469	2,732	5,363

Total borrowings	7	195	921	927	237	760	2,732	5,772

Cash retained in businesses
Utilities								$35
Transport and energy								133
Timber								10
Corporate								1

Total cash retained								$179

Net debt
Utilities								$2,560
Transport and energy								2,160
Timber								465
Corporate								408

Total net debt								$5,593

1	Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
2

Non-recourse project debt from our social infrastructure operations has been excluded from the above tables as this is long-term debt which is fully amortized during the term of our concession contracts.

3	Net of financial assets.

The proportionate average cash interest rate for the utilities, transport and energy, and timber segments year-to-date was 6.1%, 7.3% and 5.9%, respectively (2011: 6.1%, 7.5% and 5.9%, respectively).

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	39

Our debt has an average term of seven years. On a proportionate consolidated basis, our net debt-to-capitalization ratio as of June 30, 2012 was 58%. Proportionate debt can be reconciled to consolidated debt as follows:

	As of
MILLIONS, UNAUDITED	June 30, 2012	December 31, 2011
Consolidated debt	$5,726	$4,885
Less: borrowings attributable to non-controlling interest	(1,978)	(1,812)
Premium on debt and cross currency swaps	137	148
Add proportionate share of borrowings of investments in associates:
Utilities	739	703
Transport and energy	1,234	1,379
Financial assets	(86)	—

Proportionate debt	$5,772	$5,303

FOREIGN CURRENCY HEDGING STRATEGY

To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

•	We leverage any natural hedges that may exist within our operations

•	We utilize local currency debt financing to the extent possible

•	We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of June 30, 2012:

	Net Investment Hedges
MILLIONS, UNAUDITED	USD	AUD	NZD	CLP	CAD	GBP	EUR	COP
Net equity investment – US$	$1,134	$1,844	$268	$158	$155	$316	$138	$57
FX contracts – US$	438	(106)	(28)	—	—	(237)	(67)	—

Net unhedged – US$	1,572	1,738	240	158	155	79	71	57

Net equity investment – natural currency	1,134	1,801	335	79,319	157	201	109	101,621
FX contracts – natural currency	438	(104)	(35)	—	—	(150)	(53)	—

% of equity investment hedged	N/A	6%	10%	—	—	75%	49%	—
Unhedged position in natural currency	N/A	1,697	300	79,319	157	51	56	101,621

At June 30, 2012, we had hedges in place equal to approximately 15% of our net equity investment in foreign currencies. In the three months ended June 30, 2012, we recorded gains of $7 million in comprehensive income relating to these contracts, which were more than offset by foreign currency translation losses of $61 million recorded during the period.

We have also implemented a FFO hedging program by entering into foreign exchange contracts to lock in approximately 70% of our forecasted FFO denominated in AUD, GBP, EUR and NZD for the next four quarters. As these forward contracts settle, we intend to roll over the contracts so that we will continue to have approximately 70% of the next twelve months of estimated FFO hedged. We will periodically re-evaluate this strategy.

For the three months ended June 30, 2012, 6%, 45% and 25% of our FFO was generated in USD, AUD and GBP, respectively, with the remaining 24% generated in other currencies. As a result of our FFO hedging program, 49%, 15% and 20% of our FFO was effectively generated in USD, AUD and GBP, respectively, with the remaining 16% generated in other currencies. For the period, a 10% change in the average exchange rate of our foreign currencies would have resulted in approximately a $6 million, or 5%, change in FFO. Without the implementation of our FFO hedging program, the sensitivity to the same movement in the average exchange rate would have resulted in an approximate $10 million, or 9%, variance in FFO.

40	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

CAPITAL REINVESTMENT

Our financing plan is to fund our recurring growth capital expenditures with cash flow generated by our operations, as well as debt financing that is sized to maintain our credit profile. To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling non-core assets, equity and debt financing. We will seek to raise additional equity if we believe that we can earn returns on these investments in excess of the cost of the incremental equity. During the quarter we generated $13 million of cash available for re- investment, which partially funded our growth capital expenditures. The remainder of our investments were primarily funded by credit facilities.

The following table highlights the sources and uses of cash during the year:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Funds from operations (FFO)	$111	$102	$219	$200
Less maintenance capital	(25)	(20)	(40)	(47)

Funds available for distribution (AFFO)	86	82	179	153
Distributions paid	(73)	(49)	(146)	(98)

Funds available for reinvestment	13	33	33	55

Growth capital expenditures and new investments	(188)	(153)	(404)	(231)
Asset level debt funding of growth capital expenditures	145	10	275	68
Debt paydowns	(203)	(12)	(216)	(15)
Purchase of financial assets, net	(80)	—	(80)	—
Draws on corporate credit facility	345	114	377	199
Changes in working capital and other	(26)	(19)	(12)	(21)

Change in proportionate cash retained in business	6	(27)	(27)	55
Opening, proportionate cash retained in business	173	280	206	198

Closing, proportionate cash retained in business	$179	$253	$179	$253

The following table presents the components of growth and maintenance capital expenditures by operating platform:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Growth capital expenditures by segment
Utilities	$41	$50	$77	$77
Transport and energy	131	103	256	154
Timber	—	—	—	—

	$172	$153	$333	$231

	Estimated Quarterly		Actual Capital Expenditure
	Sustaining Capital Expenditure		Three months ended June 30		Six months ended June 30
	Low	High	2012	2011	2012	2011
Maintenance capital expenditures by segment
Utilities	$6	$7	$6	$8	$12	$14
Transport and energy	15	18	18	11	27	31
Timber	1	1	1	1	1	2

	$22	$26	$25	$20	$40	$47

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	41

PARTNERSHIP CAPITAL

The total number of partnership units outstanding was comprised of the following:

	As of
MILLIONS, PARTNERSHIP UNITS	June 30, 2012	December 31, 2011
Limited partnership units	184.0	184.0
General partnership units	1.1	1.1

Total	185.1	185.1

Subsequent to the equity issuance which was announced on July 30, partnership units outstanding following closing of the over-allotment (expected to occur on August 10), will be comprised of the following:

MILLIONS, PARTNERSHIP UNITS
Limited partnership units	199.7
General partnership units	1.1

Total	200.8

The general partner is entitled to incentive distribution rights which are based on the amount by which quarterly distributions on the limited partnership units exceed specified target levels. To the extent distributions on limited partnership units exceed $0.305 per quarter, the incentive distribution rights entitle the general partner to 15% of incremental distributions above this threshold to $0.33 per unit. To the extent that distributions on limited partnership units exceed $0.33 per unit, the incentive distribution rights entitle the general partner to 25% of incremental distributions above this threshold. During the quarter, an incentive distribution of $4 million was paid to the general partner (2011: less than $ 1 million).

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

To measure performance, amongst other measures, we focus on FFO. We define FFO as net income excluding the impact of depreciation and amortization, deferred taxes and other items as shown in the reconciliation below. For our social infrastructure operations we also subtract debt amortization from FFO as these are finite life concessions and debt must be fully amortized during the concession term. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. FFO has limitations as an analytical tool:

•

FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

•	FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income; and

•	FFO does not include performance fees accrued relating to our Canadian timber operations, which must be paid in cash and represents a fee we expect to accrue in the future.

Because of these limitations, FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our Partnership’s distribution policy.

When viewed with our IFRS results, we believe that FFO provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will typically increase over time provided we make all necessary maintenance expenditures.

We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back fair value adjustments and mark-to-market adjustments recorded in net income as these are non-cash in

42	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

nature and indicate a point in time approximation of value on long-term items. Finally, we add back a performance fee payable to Brookfield by Island Timberlands. This performance fee was calculated based upon a percentage of the increased appraised value of the renewable resources and HBU land assets held by our Canadian timber operations over a threshold level. We believe it is appropriate to measure our performance excluding the impact of this accrual as we expect that over time the financial impact of this fee will be more than offset by increased income associated with the increased appraised value of these assets, a benefit which is not reflected in the period in which the related fee accrues. In addition, as a result of our fee-netting mechanism, which is designed to eliminate any duplication of fees, any performance fees will reduce future incentive distributions that may otherwise be made to Brookfield by the Partnership. As this credit is reflected as a reduction in distributions to Brookfield, it would not be reflected in FFO without adding back the performance fee.

The following table reconciles FFO to the most directly comparable IFRS measure, which is net income. We urge you to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate the Partnership.

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
Net income	$(26)	$26	$(12)	$71
Add back or deduct the following:
Depreciation and amortization	70	53	140	101
Fair value adjustments	3	6	3	8
Deferred taxes and other items	64	17	88	20

Funds from operations	$111	$102	$219	$200

The difference between net income and FFO is primarily attributable to depreciation and amortization expense. Additionally, net income for the three months ended June 30, 2012, was negatively impacted by certain non-recurring, non-cash charges, totaling approximately $40 million. These charges are primarily attributable to the recent refinancing completed at our North American gas transmission business and an impairment charge relating to a restructuring at one of our European ports.

In addition, we focus on adjusted funds from operations or AFFO, which is defined as FFO less maintenance capital expenditures. Management uses AFFO as a measure of long-term sustainable cash flow.

In order to assess our performance as stewards of capital, we track our AFFO yield, which is a proxy for our returns on invested capital. Invested capital is meant to track the initial investment that we make in a business plus all cash flow that we re-invest in the business. We define invested capital as partnership capital adding back the following items: non-cash income statement items net of maintenance capital expenditures as well as other comprehensive income, as shown in the reconciliation below. Invested capital is a measure that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Invested capital is therefore unlikely to be comparable to similar measures presented by other issuers. Invested capital has limitations as a tool to measure returns on capital invested as follows:

•	Invested capital does not fully deduct depreciation expense;

•	Invested capital does not include non-cash income statement items; and

•	Invested capital does not include accumulated other comprehensive income.

Because of these limitations of invested capital and limitations of FFO previously discussed, AFFO yield should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. We compensate for these limitations by relying on our IFRS results and using AFFO yield only supplementally. However, invested capital is a key measure that we use to evaluate the performance of our operations.

When viewed in conjunction with our IFRS results, we believe that AFFO yield provides a more complete understanding of our investment in each of our businesses. AFFO yield allows us to evaluate our businesses on the basis of cash return on net capital deployed by removing the effect of non-cash impacts on our capital base. We add back maintenance capital expenditures in order to capture the difference between depreciation and our sustaining capital investment which must be reinvested in our business. Minority interest is excluded as this represents capital invested by other shareholders. Non-cash income statement items are not included as these balances do not represent cash returned or reinvested in our assets. The impact of other comprehensive income is not included as these are unrealized adjustments to partnership capital, such as fair value adjustments or non-cash gains or losses on foreign exchange.

Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report	43

The following table reconciles invested capital to the most directly comparable IFRS measure, which is partnership capital:

	As of
MILLIONS, UNAUDITED	June 30, 2012	December 31, 2011
Partnership capital	$4,070	$4,206
Cumulative differences	(190)	(304)
Maintenance capital expenditures	(40)	(92)
Non-cash income statement items	231	205
Accumulated other comprehensive income	(408)	(388)
Other adjustments	—	1

Invested capital	$3,663	$3,628

Our invested capital by segment is as follows:

	As of
MILLIONS, UNAUDITED	June 30, 2012	December 31, 2011
Invested capital by segment
Utilities	$1,524	$1,400
Transport and energy	1,985	1,693
Timber	470	468
Corporate and other	(316)	67

Total invested capital	$3,663	$3,628

We also use EBITDA as a measure of performance. We define EBITDA as FFO excluding the impact of interest expense, cash taxes and other income (expenses). EBITDA is expressed as gross margin in our consolidated statements of operating results.

The following table reconciles our consolidated revenues less direct costs to our proportionate EBITDA for the following periods:

	Three months ended June 30		Six months ended June 30
MILLIONS, UNAUDITED	2012	2011	2012	2011
As per Brookfield Infrastructure consolidated financial statements
Revenues	493	428	$944	$818
Direct operating costs	(271)	(235)	(511)	(437)
General and administrative expenses	(22)	(15)	(42)	(28)

Revenues less direct costs	200	178	391	353
Less: Non-controlling interest associated with the above	(76)	(64)	(145)	(124)

	124	114	246	229
Add: Proportionate share of EBITDA of investments in associates	77	71	154	141

Total proportionate EBITDA	201	185	$400	$370

44	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. The words “tend”, “seek”, “target”, “foresee”, “believe,” “expect,” “could”, “aim to,” “intend,” “objective”, “outlook”, “endeavour”, “estimate”, “likely”, “continue”, “plan”, “positioned to”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should,” which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this MD&A include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, expected capital expenditures, the impact of planned capital projects by customers of our railroad business on the performance and growth of that business, various factors bearing on the timber industry including the impact of the Mountain Pine Beetle invasion, increasing Asian demand and other factors, the extent of our corporate, general and administrative expenses, ability to participate in the global market recovery, our ability to close acquisitions (including acquisitions referred to in this MD&A), our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that Brookfield Infrastructure operates or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, Brookfield Infrastructure’s plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business contract prices and regulated rates for our operations, expected timing and outcome with respect to increasing sales in timber business, value of higher and better use timber lands, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt expansions of existing operations, financing plan for operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the Partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Partnership to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic and financial conditions in the countries in which we do business generally which may impact market demand, foreign currency risk, the high level of government regulation affecting our businesses, the outcome and timing of various regulatory, legal and contractual issues, global credit and financial markets, the competitive business environment in the industries in which we operate, the competitive market for acquisitions and other growth opportunities, availability of equity and debt financing, the completion of various large capital projects by mining customers of our railroad business which themselves rely on access to capital and continued favourable commodity prices, our ability to complete large capital expansion projects on time and within budget, ability to negotiate favourable take-or-pay contractual terms, traffic volumes on our toll roads, acts of God, weather events, or similar events outside of our control, and other risks and factors detailed from time to time in documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States, including Brookfield Infrastructure’s most recent Annual Report on Form 20-F under the heading “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS ACCOUNTING MEASURES

Although our financial results are determined in accordance with International Financial Reporting Standards (IFRS), the basis of presentation throughout much of this report differs from IFRS in that it is organized by business segment and utilizes funds from operations (FFO) and adjusted funds from operations (AFFO) as important measures. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation to the most directly comparable IFRS measure in this MD&A. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

BUSINESS ENVIRONMENT AND RISKS

Brookfield Infrastructure’s financial results are impacted by various factors, including the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These and other factors are described in Brookfield Infrastructure’s most recent Annual Report on Form 20-F which is available on our website at www.brookfieldinfrastructure.com and at www.sec.gov/edgar.shtml and www.sedar.com.

46	Brookfield Infrastructure Partners | 2012 Second Quarter Interim Report